Exhibit 6.9

C2M Securities, LLC

7315 Three Chopt Rd.

Richmond VA 23226

March 30, 2021

GRASS QOZF, INC.

204 West Spear Street #3861

Carson City NV 89703.

Attn: Don Harmer, President

Re. Amended and Restated Exclusive Placement Agency Agreement dated January 21, 2021, as amended March 23, 2021 ("Placement Agency Agreement")

Dear Don:

This is to confirm that in order to comply with the compensation rules of Rule 5110 of the Financial Regulatory Authority ("FINRA"), Section 11(b) of the Placement Agency Agreement is amended in its entirety to read as follows:

"11. Expenses, Etc.

(b) Non-Accountable Expense Allowance: The Company shall pay the Placement Agent upon commencement of sales for the Offering $10,500 as a non-accountable expense allowance; provided that to the extent upon termination of the Offering such amount represents less than three percent (3%) of the proceeds of the Offering (the "Allowable Amount"), the Placement Agent will promptly refund to the Company the difference between $10,500 and the Allowable Amount.

Except a specifically stated in Section 3 or this Section 11 of this Agreement, Placement Agent shall be exclusively responsible for any compensation, fees, commissions or payments of its employees, agents, representatives, co-Placement Agents or other persons or entities utilized by it in connection with its activities on behalf of the Company, and Placement Agent will indemnify and hold harmless the Company and its affiliates from the claims of any such persons or entities."

Please indicate your agreement to the foregoing by countersigning this letter in the space below for your signature.

Very truly,

/s/ Victor MacLaughlin
Victor MacLaughlin, CEO

Accepted and agreed to as of the date set forth above:

GRASS QOZF, INC.

/s/ Don Harmer

By: Don Harmer, CEO